

September 21, 2011

Via E-Mail
Robin Eves
President and Chief Executive Officer
Clean Coal Technologies, Inc.
295 Madison Avenue (12th Floor)
New York, New York 10017

> Re: **Clean Coal Technologies, Inc.**
> **Form 10-K for Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 2, 2011**
> **File No. 000-53557**

Dear Mr. Eves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 37

1.   We note you believe management is exempt from providing a conclusion as to the effectiveness of your internal controls and procedures over financial reporting. We do not believe you meet the requirements for this temporary exemption noted under Instruction 1 to Regulation S-K, Item 308. Therefore, please amend your filing to provide the disclosures required by Item 308(a) of Regulation S-K.

Exhibit 32

2.   We note your certification refers to the Form 10-K for the period ending December 31, 2009. Please file a full and complete amendment to refer to the correct period in a newly signed and dated certification.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibit 32

3.   The certification filed as Exhibit 32 omits the language required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). Please file a full and complete amendment to your Form 10-Q to provide a newly signed and dated certification with complete disclosure language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief